October 6, 2016

VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the quarterly period ended June 30, 3016
Filed August 4, 2016
Form 8-K furnished on August 3, 2016
File No. 000-52049

Dear Ms. Collins:

Synchronoss Technologies, Inc. (the “Company” ) is providing this letter in response to the September 22, 2016 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by the Company. The comments relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 and the Company’s Form 8-K furnished on August 3, 2016. For your convenience, the Staff’s comments are repeated below in italicized print. The Company’s responses (the “Responses” and, each, a “Response”) are provided below each comment. The Responses are based solely on the inquiry that the Company has conducted and materials it has reviewed as of October 6, 2016 in response to the Staff’s comments.

Management's Discussion and Analysis of Financial Condition and Result s of Operations

Revenues, page 33

1. In response to prior comment 2, you state that you are not substantially dependent upon any individual contract with Verizon. Please expand your analysis to provide support for this conclusion that includes both qualitative and quantitative factors as a basis for your assertion that the contracts are not required to be filed.

Response to Comment 1:

The Company’s contracts with Verizon generally involve the providing by the Company of cloud-based solutions and services that are similar to the solutions and services the Company provides to many of our other customers. The Company does not believe that the loss of any one contract with Verizon would have a materially adverse effect on the Company’s financial condition, as the largest of the Company’s contracts with Verizon comprised less than 35% of the Company’s total revenue from Verizon during 2015. In light of the foregoing, the Company believes that the Company’s business is not substantially dependent upon any

October 6, 2016

one contract with Verizon. Accordingly, we do not believe that any of the Company’s contracts with Verizon are required to be filed as exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company will review the significance of its contracts with Verizon on an ongoing basis and represents to the Staff that it will continue to assess its dependence upon such contracts and file such contracts if and when it determines that its business is then substantially dependent upon such contracts.

Exhibits and Financial Statement Schedules, page 96

2. Regarding your response to prior comment 3, please note that each Form 10-K must include as exhibits all agreements required by Item 601(b)(10) of Regulation S-K, even if some of the agreements have previously been filed. Accordingly, in future Form 10-K filings, please confirm that you will include any previously-filed employment agreements and other exhibits, as required by Item 601(b)(10). These may be incorporated by reference. For guidance, consider Question 146.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response to Comment 2:

The Company acknowledges the Staff’s comment, and confirms that in future Form 10-K filings it will include any previously-filed employment agreements and other exhibit as required by Item 601(b)(10).

* * * *

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

it is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,
/s/ Ronald J. Prague
Ronald J. Prague
Executive Vice President and General Counsel